10026928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
112

SEC FILE NUMBER
8-32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kercheville & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH-10 West
(No. and Street)

San Antonio	Texas	78249
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe B. Kercheville 210-694-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., LLP
(Name – *if individual, state last, first, middle name*)

100 NE Loop 410, #1100	San Antonio	Texas	78216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joe B. Kercheville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kercheville & Company, as of 2-22, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KIM WOLFF
My Commission Expires
March 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kercheville and Company

Table of Contents

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Board of Directors
Kercheville and Company
San Antonio, Texas

We have audited the accompanying consolidated statements of financial condition of Kercheville and Company ("K&Co.") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of K&Co.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of K&Co.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kercheville and Company as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Padgett, Stratemann & Co

Certified Public Accountants
San Antonio, Texas
February 12, 2010

Kercheville and Company

Consolidated Statements of Financial Condition

December 31, 2009 and 2008

Assets

Current Assets	**2009**	2008
Cash and cash equivalents	$ **162,890**	$ 129,057
Securities owned – at market value	**4,810,134**	3,385,890
Receivables:		
From brokers, dealers, and clearing agent	**231,465**	-
From Old Mill Capital Partners, L.P.	**813,451**	-
Investment in Old Mill Capital Partners, L.P.	-	873,318
Prepayments	**9,089**	10,064
Total current assets	**6,027,029**	4,398,329
Property and Equipment		
Land	**379,437**	379,437
Buildings and improvements	**547,365**	547,365
Equipment and furniture	**377,245**	377,245
	1,304,047	1,304,047
Less accumulated depreciation	**917,315**	883,815
Net property and equipment	**386,732**	420,232
Deposits With Clearing Agent	**142,035**	147,706
	$ **6,555,796**	$ 4,966,267

Notes to consolidated financial statements form an integral part of these statements.

Liabilities and Stockholders' Equity

Liabilities	2009	2008
Accounts payable and accrued liabilities	$ **43,462**	$ 372,237
Payable to stockholder	**-**	66,291
Securities sold short – fair market value	**1,110,805**	279,780
Total liabilities	**1,154,267**	718,308

Stockholders' Equity		
Common stock – $0.50 par value; 600,000 shares authorized: 352,636 shares issued and outstanding in 2009 and 2008	**176,318**	176,318
Retained earnings	**5,225,211**	4,071,641
Total stockholders' equity	**5,401,529**	4,247,959
	$ **6,555,796**	$ 4,966,267

Kercheville and Company

Consolidated Statements of Operations

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues and income (losses):		
Commissions	$ 1,120,376	$ 1,541,310
Interest and dividends	53,487	107,394
Realized and unrealized gains (losses) on securities – net	1,319,797	(5,304,565)
Management fees and performance fees	-	98,347
Other income	42,649	52,593
Total revenues and income (losses)	2,536,309	(3,504,921)
Expenses:		
Employee compensation and benefits, including commissions	927,657	1,187,116
Transaction charges	84,205	98,903
General, administrative, and other	153,798	208,407
Communications	52,160	60,756
Depreciation	33,500	53,609
Property, payroll, and other taxes	80,506	96,055
Occupancy	50,913	51,801
Total expenses	1,382,739	1,756,647
Net earnings (loss)	$ 1,153,570	$ (5,261,568)

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2007	$ 179,094	$ 29,047	$ 9,933,992	$ -	$ 10,142,133
Current year distribution	-	-	(500,000)	-	(500,000)
Purchase of treasury stock	-	-	-	(132,606)	(132,606)
Retirement of treasury stock	(2,776)	(29,047)	(100,783)	132,606	-
Net loss – year ended December 31, 2008	-	-	(5,261,568)	-	(5,261,568)
Balance at December 31, 2008	176,318	-	4,071,641	-	4,247,959
Net earnings – year ended December 31, 2009	-	-	1,153,570	-	1,153,570
Balance at December 31, 2009	**$ 176,318**	**$ -**	**$ 5,225,211**	**$ -**	**$ 5,401,529**

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company

Consolidated Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities		
Net earnings (loss)	$ **1,153,570**	$ (5,261,568)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		
Depreciation	**33,500**	53,609
Change in investment in Old Mill Capital Partners, L.P.	**873,318**	(873,318)
Change in investment in Blanco Partners, L.P.	**-**	8,525,686
Net change in:		
Securities owned	**(1,424,244)**	(2,211,628)
Receivables:		
From brokers, dealers, and clearing agent	**(231,465)**	122,720
From affiliates, employees, and other	**(813,451)**	32,325
Prepayments	**975**	2,880
Deposits with clearing agent	**5,671**	(7,611)
Accounts payable, accrued liabilities, and payable to stockholder	**(395,066)**	82,483
Securities sold short	**831,025**	171,580
Net cash provided by operating activities	**33,833**	637,158
Cash Flows From Investing Activities – purchase of property and equipment	**-**	(1,113)
Net cash used in investing activities	**-**	(1,113)

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company

Consolidated Statements of Cash Flows

Years Ended December 31, 2009 and 2008

(Continued)

	2009	2008
Cash Flows From Financing Activities		
Current year distribution	$ -	$ (500,000)
Purchase of treasury stock	-	(132,606)
Net cash used in financing activities	-	(632,606)
Net increase in cash and cash equivalents	33,833	3,439
Cash and cash equivalents at beginning of year	129,057	125,618
Cash and cash equivalents at end of year	$ 162,890	$ 129,057
Supplemental Disclosures of Cash Flow Information		
Cash paid for state income taxes	$ -	$ 574

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Kercheville and Company ("K&Co.") conform to accounting principles generally accepted in the United States of America. Following is a summary of K&Co.'s more significant accounting and reporting policies.

Reporting Entity and Nature of Operations

K&Co. was incorporated in Texas in October 1984, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

K&Co. operates under a clearing agreement with Pershing LLC ("Pershing"), a member of BNY Securities Group and a subsidiary of Bank of New York, whereby Pershing clears transactions for K&Co.'s customers, located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. K&Co. does not hold cash or securities in connection with these transactions. K&Co. is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(ii) of that rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Codification of Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC"), which establishes the ASC as the single source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the codification. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. K&Co. updated its historical GAAP references to comply with

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Codification of Accounting Standards (continued)

the codification effective at the beginning of its fiscal quarter ending October 31, 2009. The adoption of this guidance did not have a material effect on K&Co.'s consolidated financial position, results of operations, or cash flows, since the codification is not intended to change GAAP.

Accounting for Uncertainty in Income Taxes

FASB clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in *Income Taxes – Overall* of the ASC. The new provisions for accounting for the uncertainty in income taxes prescribe a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. They also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The new provisions relating to accounting for the uncertainty in income taxes provided for a deferral of the effective date of implementation for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. K&Co. elected this deferral and, accordingly, has adopted the new provisions as of January 1, 2009. The adoption of the new provisions for accounting for the uncertainty in income taxes did not have a material impact on K&Co.'s consolidated financial position or results of operations.

Fair Value Measurements and Disclosures

Fair Value Measurements and Disclosures of the ASC defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. *Fair Value Measurements and Disclosures* applies to all other ASC topics that require or permit fair value measurements and does not require any new fair value measurements. The provisions of *Fair Value Measurements and Disclosures* for financial assets and liabilities were effective beginning January 1, 2008. The provisions of *Fair Value Measurements and Disclosures* for nonfinancial assets and nonfinancial liabilities were effective and adopted as of January 1, 2009.

1. Summary of Significant Accounting Policies (continued)

Subsequent Events

In May 2009, FASB issued an accounting standard to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. K&Co. adopted this guidance as of July 31, 2009. The adoption of this guidance did not have a material effect on K&Co.'s consolidated financial position, results of operations, or cash flows.

Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Securities Owned and Securities Sold, Not Yet Purchased

K&Co. determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when K&Co. has the positive intent and ability to hold the securities to maturity. Debt securities for which K&Co. does not have the intent or ability to hold to maturity are classified as available for sale. Securities held to maturity are recorded on the balance sheet as either short-term or long-term based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held to maturity or as trading, are classified as available for sale, and are carried at fair market value, with the unrealized gains and losses, included in the determination of comprehensive income and reported in stockholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market.

1. Summary of Significant Accounting Policies (continued)

Derivative Instruments

K&Co. accounts for derivative instruments in accordance with *Derivatives and Hedging* of the ASC. *Derivative and Hedging* requires an entity recognize all derivatives as either assets or liabilities in the consolidated statements of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation.

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost net of accumulated depreciation. Depreciation expense is recognized on the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 3-18 years.

Depreciation expense for the years ended December 31, 2009 and 2008 totaled $33,500 and $53,609, respectively.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

Realized and Unrealized Gains and Losses

Realized gains and losses are computed based on specific identification of securities sold.

Income Taxes

K&Co. elected to be treated as an S Corporation for federal income tax purposes under which K&Co.'s taxable income is included in the tax return of its owners. Accordingly there is no provision for federal income taxes reported in these consolidated financial statements. State franchise taxes, that are based on income, are reported as a provision for state income taxes in the consolidated statements of income.

Subsequent Events

K&Co. has evaluated subsequent events that occurred after December 31, 2009 through the issuance of this report on February 13, 2010. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the consolidated financial statements.

1. Summary of Significant Accounting Policies (continued)

Reclassification

Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the current year's presentation.

2. Fair Value Measurements and Disclosures

The requirements of *Fair Value Measurements and Disclosures* of the ASC apply to all financial instruments (as of December 31, 2009 and 2008) and all nonfinancial assets and nonfinancial liabilities (as of December 31, 2009) that are being measured and reported on a fair value basis. *Fair Value Measurements and Disclosures* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. *Fair Value Measurements and Disclosures* also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

- Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 Inputs – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 Inputs – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

At December 31, 2009 and 2008, all investments were classified as Level 1.

3. Securities Owned

Securities owned consist of trading securities at market values as follows:

	December 31, 2009	December 31, 2008
Corporate stocks	$ 2,887,374	$ 2,494,819
Mutual funds	1,427,788	888,621
Options and warrants	-	2,450
Money market funds	494,972	-
	$ 4,810,134	$ 3,385,890

Securities sold, not yet purchased consist of trading securities at fair market value as follows:

	December 31, 2009	December 31, 2008
Securities sold, not yet purchased	$ 1,110,805	$ 279,780

4. Deposits With Clearing Agent

Under the clearing agreement with Pershing, K&Co. is required to maintain a $100,000 balance at Pershing. At December 31, 2009 and 2008, funds were invested in United States Treasury notes and in certificates of deposit with a market value of $142,035 and $147,706, respectively.

5. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2009 and 2008.

6. Off-Balance Sheet Activities

All financial instruments are subject to market risk, the risk that future changes in market conditions may make an investment less valuable or more onerous. As the instruments are recognized at market value, those changes directly affect reportable income.

6. Off-Balance Sheet Activities (continued)

Securities Sold, Not Yet Purchased

K&Co. may sell a security that it does not own in anticipation of a decline in the market value of that security. K&Co. is obligated to purchase such security at a future date. As of December 31, 2009, K&Co. had securities sold, not yet purchased with a fair market value of $1,110,805 ($279,780 in 2008).

Written Options

At December 31, 2009 and 2008, K&Co. did not have any written options outstanding.

Credit Risk

K&Co.'s customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between K&Co. and the clearing agent stipulates that all losses resulting from K&Co.'s customers' inability to fulfill their contractual obligation are the responsibility of K&Co.

7. Net Capital Requirements

K&Co. is subject to the Security and Exchange Commission's ("SEC's") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, K&Co. had net capital of $3,530,722, which was $3,280,722 in excess of its required net capital of $250,000. K&Co.'s percentage of aggregate indebtedness to net capital was 1.23% at December 31, 2009. At December 31, 2008, K&Co. had net capital of $1,538,260, which was $1,288,260 in excess of its required net capital of $250,000. K&Co.'s percentage of aggregate indebtedness to net capital was 46.70% at December 31, 2008.

Supplementary Information

Kercheville and Company and Subsidiary

Schedule of Computation of Net Capital

December 31, 2009

Schedule I – Computation of Net Capital

Total stockholders' equity	$ 5,401,529
Deductions:	
Nonallowable assets:	
Petty cash	(100)
Prepayments	(9,089)
Receivables from noncustomers	(813,451)
Property and equipment – net	(386,732)
Net capital before haircuts on securities	4,192,157
Haircuts on securities	(661,435)
Net capital	$ 3,530,722

Schedule II – Computation of Aggregate Indebtedness

Accounts payable and accrued liabilities	$ 43,462
Total aggregate indebtedness	$ 43,462
Percentage of aggregate indebtedness to net capital	1.23%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 3,280,722

No differences exist between the amounts above, which are based on the audited consolidated financial statements and the amounts in K&Co.'s unaudited Financial and Operational Combined Uniform Single Report as of December 31, 2009.

See independent auditors' report.

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Kercheville and Company
San Antonio, Texas

In planning and performing our audit of the consolidated financial statements of Kercheville and Company (K&Co.") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by K&Co. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because K&Co. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by K&Co. in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of K&Co. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which K&Co. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe K&Co.'s practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 12, 2010

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Accountants' Report on Agreed-Upon Procedures

To the Board of Directors
Kercheville and Company
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Kercheville and Company ("K&Co.") and the Securities and Exchange Commission; Financial Industry Regulatory Authority, Inc.; and SIPC, solely to assist you and the other specified parties in evaluating K&Co.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). K&Co.'s management is responsible for K&Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in SIPC-6, noting no differences.

2. Compared the total revenue amounts from the Form X-17A-5 FOCUS for the quarters ended June 30, September 30, and December 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including the SIPC-7T Reconciliation, Clearing Statements, and Maturing Securities Report for the from period April 1, 2009 through December 31, 2009, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
San Antonio, Texas
February 12, 2010

Kercheville and Company

Consolidated Financial Statements
and Supplementary Information

December 31, 2009 and 2008